Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

August 9, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 13 Filed July 2, 2021
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to a verbal comment/question from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Post-Qualification Amendment No. 13 to Offering Statement on Form 1-A (“Amendment No. 13”).

This will confirm the information previously provided by our counsel to the Staff – that none of the Interests in any of the eleven Series being amended by Amendment No. 13 have been sold – none will be sold until such time as the Offering Statement set forth in Amendment No. 13 is qualified.

If you would like to discuss this response further, please contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown